ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results	Three Months Ended	
(Dollars in thousands, except per share amounts)	March 31,	
	2004 (1)	2003 (2)
Revenues:		
Rental	$ **62,423**	$ 54,162
Other property	**2,017**	1,734
Total property revenues	**64,440**	55,896
Interest and other	**4,937**	3,099
	69,377	58,995
Expenses:		
Property operating	**21,105**	18,447
Depreciation and amortization	**18,867**	11,609
Interest	**13,732**	10,799
Amortization of deferred financing costs	**272**	174
General and administrative	**2,977**	1,963
Total expenses	**56,953**	42,992
Income before minority interests and cumulative effect of a change in accounting principle	**12,424**	16,003
Minority interests	**(6,002)**	(5,778)
Income before cumulative effect of a change in accounting principle	**6,422**	10,225
Cumulative effect of a change in accounting principle (net of minority interests)	**(4,952)**	--
Net income	**1,470**	10,225
Dividends to preferred stockholders - Series F	**(488)**	--
Net income available to common stockholders	$ **982**	$ 10,225
Earnings per share - basic:		
Continuing operations	$ **0.26**	$ 0.49
Cumulative effect of a change in accounting principle	**(0.22)**	0.00
Net income available to common stockholders	$ **0.04**	$ 0.49
Earnings per share - diluted:		
Continuing operations	$ **0.26**	$ 0.48
Cumulative effect of a change in accounting principle	**(0.22)**	0.00
Net income available to common stockholders	$ **0.04**	$ 0.48

(1) The results for the three months ended March 31, 2004 reflect the adoption of FIN 46R, Consolidation of Variable Interest Entities, on January 1, 2004.

(2) The results for the three months ended March 31, 2003 have been restated to reflect the retroactive adoption of SFAS 123, Accounting for Stock Based Compensation.

ESSEX PROPERTY TRUST, INC.

| Consolidated Operating Results | Three Months Ended | |
| Selected Line Item Detail | March 31, | |
(Dollars in thousands)	**2004**	2003
Interest and other		
Interest income	$ 200	$ 225
Equity income in co-investments and lease income	3,391	1,801
Fee income	1,337	831
Miscellaneous - non-recurring	9	242
Interest and other	$ 4,937	$ 3,099
Property operating expenses		
Maintenance and repairs	$ 4,234	$ 3,873
Real estate taxes	5,384	4,376
Utilities	2,948	2,637
Administrative	6,655	5,985
Advertising	819	860
Insurance	1,065	716
Property operating expenses	$ 21,105	$ 18,447
General and administrative		
Total general and administrative	$ 4,217	$ 3,379
Allocated to property operating expenses - administrative	(985)	(670)
Allocated to Essex Management Corporation	--	(600)
Capitalized and incremental to real estate under development	(255)	(146)
Net general and administrative	$ 2,977	$ 1,963
Minority interests		
Limited partners of Essex Portfolio, L.P.	$ 656	$ 1,123
Perpetual preferred distributions	4,104	4,580
Series Z and Z-1 incentive units	75	44
Third party ownership interests	27	31
Down REIT limited partners' distributions	1,140	--
Minority interests	$ 6,002	$ 5,778

ESSEX PROPERTY TRUST, INC.

Consolidated Funds From Operations		Three Months Ended		
(Dollars in thousands, except share and per share amounts)		March 31,		
		2004		2003
Funds from operations				
Income before minority interests and cumulative				
effect of a change in accounting principle	$	**12,424**	$	16,003
Adjustments:				
Depreciation and amortization		**18,867**		11,609
Depr. and amort. - unconsolidated co-investments		**760**		2,172
Minority interests		**(5,271)**		(4,611)
Dividends to preferred stockholders - Series F		**(488)**		--
Funds from operations	$	**26,292**	$	25,173
Components of the change in FFO				
Same property NOI	$	**51**		
Non-same property NOI		**5,835**		
Other - corporate and unconsolidated co-investments		**426**		
Interest expense and amortization of deferred financing		**(3,031)**		
General and administrative		**(1,014)**		
Minority interests		**(660)**		
Dividends to preferred stockholders - Series F		**(488)**		
Funds from operations	$	**1,119**		
Funds from operations per share - diluted	$	**1.04**	$	1.07
Percentage decrease		**-2.8%**		
Weighted average number of shares outstanding diluted (1)		**25,370,177**		23,494,051

(1)   Assumes conversion of the weighted average operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	March 31,2004	December 31,2003 (1)
Real Estate:		
Land and land improvements	$ 496,094	$ 422,549
Buildings and improvements	1,613,904	1,310,371
	2,109,998	1,732,920
Less: accumulated depreciation	(279,322)	(241,235)
	1,830,676	1,491,685
Investments	83,709	93,395
Real estate under development	62,942	52,439
	1,977,327	1,637,519
Cash and cash equivalents	31,273	15,314
Other assets	41,029	69,034
Deferred charges, net	9,576	6,697
Total assets	$ 2,059,205	$ 1,728,564
Mortgage notes payable	$ 934,542	$ 739,129
Lines of credit	199,100	93,100
Other liabilities	64,038	62,967
Total liabilities	1,197,680	895,196
Minority interests	288,394	244,052
Stockholders' Equity:		
Common stock	2	2
Series F cumulative redeemable preferred stock, liquidation value	25,000	25,000
Additional paid-in-capital	643,527	642,618
Distributions in excess of accumulated earnings	(95,398)	(78,304)
Total liabilities and stockholders' equity	$ 2,059,205	$ 1,728,564

(1) Reflects the retroactive adoption of SFAS 123, Accounting for Stock Based Compensation.

ESSEX PROPERTY TRUST, INC.

Debt Summary - March 31, 2004
(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	66%	$	753,812	6.8%	6.5
Tax exempt variable (2)	16%		180,730	2.6%	25.1
Total mortgage notes payable	82%		**934,542**	6.4%	10.1
Line of credit - secured (3)	7%		80,600	1.6%	
Line of credit - unsecured (4)	11%		118,500	2.2%	
	18%		**199,100**	1.9%	
Total debt	100%	$	**1,133,642**	**5.8%**	

Scheduled principal payments (excludes lines of credit)

2004	$	15,154
2005		42,583
2006		22,852
2007		87,628
2008		120,166
Thereafter		646,159
Total	$	934,542

Interest expense coverage is 3.3 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended March 31, 2004 was $916.

(1)   Weighted average interest rate for variable rate debt are approximate current values.

(2)   Subject to interest rate protection agreements.

(3)   Secured line of credit commitment is $90 million, increasing to $100 million in July 2004 and matures in January 2009.
      This line is secured by four of Essex's multifamily communities. The underlying interest rate is currently the
      Freddie Mac Reference Rate plus .55% to .60%.

(4)   Unsecured line of credit commitment is $185 million and matures in May 2004.
      The underlying interest rate on this line is based on a tiered rate structure tied to the Company's
      corporate ratings and is currently at LIBOR plus 1.10%.

E S S E X   P R O P E R T Y   T R U S T ,   I N C.

Capitalization - March 31, 2004

(Dollars and shares in thousands, except per share amounts)

Total debt	$ 1,133,642	
Common stock and potentially dilutive securities		
Common stock outstanding	22,881	
Limited partnership units (1)	2,408	
Options-treasury method	172	
Total common stock and potentially dilutive securities	25,461	shares
Common stock price per share as of March 31, 2004	$ 65.500	
Market value of common stock and potentially dilutive securities	$ 1,667,696	
Perpetual preferred units/stock	$ 210,000	8.567% weighted average pay rate
Total equity capitalization	$ 1,877,696	
Total market capitalization	$ 3,011,338	
Ratio of debt to total market capitalization	37.6%	

(1) Assumes conversion of all outstanding operating partnership interests in the
 Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended March 31, 2004 and 2003

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2004	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change
Revenues:															
Same property revenues	$ **24,604**	$ 23,567	4.4%	$ **12,593**	$ 13,725	-8.2%	$ **10,311**	$ 10,321	-0.1%	$ **--**	$ --	n/a	$ **47,508**	$ 47,613	-0.2%
Non same property revenues(2)	**10,557**	2,839		**3,225**	1,879		**1,888**	--		**1,262**	3,565		**16,932**	8,283	
Total Revenues	$ **35,161**	$ 26,406		$ **15,818**	$ 15,604		$ **12,199**	$ 10,321		$ **1,262**	$ 3,565		$ **64,440**	$ 55,896	
Property operating expenses:															
Same property operating expenses	$ **7,633**	$ 7,533	1.3%	$ **3,748**	$ 3,902	-3.9%	$ **3,489**	$ 3,591	-2.8%	$ **--**	$ --	n/a	$ **14,870**	$ 15,026	-1.0%
Non same property operating expenses(2)	**3,421**	816		**1,329**	812		**755**	--		**730**	1,793		**6,235**	3,421	
Total property operating expenses	$ **11,054**	$ 8,349		$ **5,077**	$ 4,714		$ **4,244**	$ 3,591		$ **730**	$ 1,793		$ **21,105**	$ 18,447	
Net operating income:															
Same property net operating income	$ **16,971**	$ 16,034	5.8%	$ **8,845**	$ 9,823	-10.0%	$ **6,822**	$ 6,730	1.4%	$ **--**	$ --	n/a	$ **32,638**	$ 32,587	0.2%
Non same property operating income(2)	**7,136**	2,023		**1,896**	1,067		**1,133**	--		**532**	1,772		**10,697**	4,862	
Total net operating income	$ **24,107**	$ 18,057		$ **10,741**	$ 10,890		$ **7,955**	$ 6,730		$ **532**	$ 1,772		$ **43,335**	$ 37,449	
Same property operating margin	**69%**	68%		**70%**	72%		**66%**	65%		**n/a**	n/a		**69%**	68%	
Same property turnover percentage	**49%**	55%		**44%**	55%		**47%**	51%		**n/a**	n/a		**47%**	54%	
Same property concessions	$ **147**	$ 133		$ **166**	$ 178		$ **155**	$ 297		$ **--**	$ --		$ **468**	$ 608	
Average same property concessions per turn *(In dollars)*	$ **163**	$ 133		$ **404**	$ 346		$ **299**	$ 529		$ **--**	$ --		$ **256**	$ 292	
Net operating income percentage of total	**56%**	48%		**25%**	29%		**18%**	18%		**1%**	5%		**100%**	100%	
Loss to lease(3)	$ **9,269**			$ **(1,846)**			$ **(149)**			$ **n/a**			$ **7,274**		
Loss to lease as a percentage of rental income	**4.9%**			**-2.8%**			**-0.3%**			**n/a**			**2.6%**		
Reconciliation of apartment units at end of period															
Same property consolidated apartment units	**7,339**	7,339		**3,737**	3,737		**4,402**	4,402		**--**	--		**15,478**	15,478	
Consolidated Apartment Units	**10,578**	8,143		**4,489**	4,007		**5,212**	4,402		**578**	578		**20,857**	17,130	
Down REIT (4)	**--**	1,360		**--**	170		**--**	301		**--**	--		**--**	1,831	
Joint Venture	**5,277**	4,151		**116**	116		**741**	741		**--**	--		**6,134**	5,008	
Under Development	**686**	686		**370**	562		**--**	--		**--**	--		**1,056**	1,248	
Total apartment units at end of period	**16,541**	14,340		**4,975**	4,855		**5,953**	5,444		**578**	578		**28,047**	25,217	
Percentage of total	**59%**	57%		**18%**	19%		**21%**	22%		**2%**	2%		**100%**	100%	
Average same property financial occupancy	**96.2%**	95.2%		**95.8%**	95.9%		**95.9%**	94.5%		**n/a**	n/a		**96.0%**	95.2%	

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2) Includes properties which subsequent to December 31, 2002 were not consolidated, or either acquired or in a stage of development or redevelopment without stabilized operations.
(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.
(4) Down REIT apartment units are consolidated by the Company as of January 1, 2004.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended March 31, 2004, March 31, 2003 and December 31, 2003
(Dollars in thousands)

	Units	March 31, 2004		March 31, 2003	% Change	December 31, 2003	% Change
Southern California							
Ventura County	1,229	$ 4,169	$	4,115	1.3%	$ 4,291	-2.8%
Los Angeles County	2,271	8,565		8,155	5.0%	8,545	0.2%
Orange County	932	3,902		3,800	2.7%	3,924	-0.6%
San Diego County	2,907	7,968		7,497	6.3%	7,926	0.5%
Total Southern California	7,339	$ 24,604	$	23,567	4.4%	$ 24,686	-0.3%
Northern California							
San Francisco County	99	$ 340	$	356	-4.5%	$ 332	2.4%
Santa Clara County	1,696	5,902		6,559	-10.0%	6,009	-1.8%
Alameda County	1,116	3,384		3,716	-8.9%	3,383	0.0%
Contra Costa County	826	2,967		3,094	-4.1%	2,952	0.5%
Total Northern California	3,737	$ 12,593	$	13,725	-8.2%	$ 12,676	-0.7%
Pacific Northwest							
Seattle	3,527	$ 8,532	$	8,533	-0.0%	$ 8,451	1.0%
Portland	875	1,779		1,788	-0.5%	1,708	4.2%
Total Pacific Northwest	4,402	$ 10,311	$	10,321	-0.1%	$ 10,159	1.5%
Total same property revenues	15,478	$ 47,508	$	47,613	-0.2%	$ 47,521	-0.0%

ESSEX PROPERTY TRUST, INC.

Development Communities - March 31, 2004

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	$ 48.3	$ 45.4	$ 2.9	Dec-03	Oct-04	38%	28%
The San Marcos Phase II	Richmond, CA	120	23.9	14.8	9.1	Aug-04	Jan-05	n/a	n/a
Pre-development			2.7	2.7	--	--	--	--	n/a
Subtotal - direct development		444	74.9	62.9	12.0				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	56.8	38.7	18.1	Aug-04	Jun-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	37.1	7.8	Jun-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.7	5.7	--	--	--	n/a	n/a
Total - development		1,056	$ 182.3	$ 144.4	$ 37.9				

Stabilized Communities - First Quarter 2004

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - March 31, 2004

(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 2,009	$ 1,420	Apr-03	(1)
Kings Road	196	5,967	250	5,717	Jan-04	(1)
Rosebeach (2)	174	3,537	2,125	1,412	Mar-03	(1)
Total	978	$ 12,933	$ 4,384	$ 8,549		

Re-stabilized Communities - First Quarter 2004

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
     completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors.
     These will be completed in the normal course of unit turnover.
(2) The Company has a 21.4% interest in the asset owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Investments - March 31, 2004
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Type	Interest Rate	Maturity Date	Value of Equity	Company Ownership	Essex Equity Value(2)
Joint Ventures									
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			$ 12,211	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,859	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,298	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,501	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,330	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,823	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			22,892	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,894	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,523	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			38,036	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,387	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			23,654	Var.	LIBOR+ 2%	Jan-07			
Rivermark, Santa Clara, CA (development)			11,972	Var.	LIBOR+ 2%	Jan-07			
Line of credit			--	Var.	LIBOR+.875%	Jun-04			
	$ 51,261	$ 482,464	270,662				$ 211,802	21.4%	$ 45,326
AEW									
The Pointe at Cupertino, Cupertino, CA			14,134	Fixed	4.86%	Nov-12			
Tierra Vista, Oxnard, CA			37,255	Fixed	5.93%	Jun-07			
	4,293	81,743	51,389				30,354	20.0%	6,071
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			55,892	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,215	Fixed	5.30%	Dec-12			
	15,649	170,143	105,107				65,036	49.9%	32,453
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,673	28,743	21,287	Fixed	6.90%	Aug-29	7,456	45.0% (4)	5,673
Other	6,833								6,833
	$ 83,709								$ 96,356

(1) Estimated value based on estimated 2004 net operating income applying capitalization rates ranging from 7.00% to 7.25% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at March 31, 2004.

(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.

(4) The Company's 45% ownership interest receives a cumulative preferred return.

ESSEX PROPERTY TRUST, INC.
REAL ESTATE INFORMATION
31-Mar-04

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,200	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,200	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,600	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,200	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,200	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,800			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,600	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,900	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,100	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,500	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,800	1989	1989	
				7%	1,982	1,644,300			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,200	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,200	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,000	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,900	2003	2003	
				5%	1,386	1,137,700			
	Contra Costa County								
1	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,700	2003	2003	
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,900			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,000	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,100	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				4%	1,138	1,064,600			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,000	1999	1973	
21	**Total San Francisco Bay Area**			17%	**4,605**	**3,910,600**			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,500	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,500	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,200	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,800	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,700	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,600	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,100	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,400	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,100	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Marina City Club	4333 Admiralty Way	Marina Del Rey	CA	101	127,200	2004	1971	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,800	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,900	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,400	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,100	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,200	1999	1972	
1	Fountain Park	13141 Fountain Park Drive	Playa Vista	CA	705	608,900	2004	2002	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,000	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,200	1997	1972	
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981	
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,600	2003	1981	
1	Walnut Heights	20700 San Jose Hills Road	Walnut	CA	163	146,700	2003	1964	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,000	1999	1970	
				22%	5,919	4,910,700			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,000	1996	1985	
1	Mountain View	649 E. Las Posas Road	Camarillo	CA	106	83,900	2004	1980	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,200	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,100	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,100	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,500	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,900			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,100	1997	1971	
				7%	1,858	1,573,800			
	Orange County								
1	Barkley Apartments	2400 E. Lincoln Ave.	Anahiem	CA	161	139,800	2000	1984	
1	Vista Pointe	175-225 S. Rio Vista	Anahiem	CA	286	242,400	1985	1968	
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972	
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,700	2001	1969	
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961	
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,000 (1)	1997	1992	
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,200	2001	1974	
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,700	1997	1984	
1	Huntington Villas	16761 Viewpoint Lane	Huntington Beach	CA	400	352,800	2003	1972	
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,400			
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,500	1999	1999	
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,300	2002	1970	
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,000	1997	1985	
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,600	1999	1968	
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,700	1999	1969	
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,100	1999	1972	
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969	
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970	
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,800	2001	1970	
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,700	2001	1970	
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,700	2000	1969	
				19%	5,069	4,247,500			
	San Diego County								
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986	
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,400	2002	1971	
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,800	2002	1983	
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,900	2002	1965	
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,100	2002	1965	
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,500	2002	1974	
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,600	2002	1963	
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,700	2002	1972	
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976	
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969	
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,400	2002	1967	
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,600	2002	1982	
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,700	2002	1976	
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,700	1997	1974	
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,400			
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986	
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972	
1	[illegible]	[illegible]	[illegible]	CA	[illegible]	[illegible]	[illegible]	[illegible]	

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: March 2003 through March 2004 (inclusive)

Market	Median SF Price (2003)	2003 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
			Single Family Data				Multi-Family Data		All Residential Data	
Nassau-Suffolk	$364,500	101%	740,000	3,064	0.4%	240,000	562	0.2%	3,626	0.4%
New York PMSA	$352,600	63%	760,000	2,777	0.4%	2,920,000	12,521	0.4%	15,298	0.4%
Boston	$412,800	70%	1,530,000	5,127	0.3%	670,800	4,381	0.7%	9,508	0.4%
Philadelphia	$168,000	163%	1,532,000	13,310	0.9%	515,100	4,650	0.9%	17,960	0.9%
Chicago	$238,900	118%	1,700,000	31,944	1.9%	1,404,900	11,216	0.8%	43,160	1.4%
Miami/Ft. Lauderdale	$227,000	94%	717,000	15,392	2.1%	876,000	13,774	1.6%	29,166	1.8%
Wash. D.C. PMSA	$286,200	109%	1,299,000	30,224	2.3%	644,300	7,077	1.1%	37,301	1.9%
Denver	$238,200	112%	582,000	13,545	2.3%	274,900	2,989	1.1%	16,534	1.9%
Minneapolis	$199,600	147%	818,000	20,095	2.5%	351,800	6,041	1.7%	26,136	2.2%
Austin	$156,700	161%	326,000	9,440	2.9%	169,900	2,172	1.3%	11,612	2.3%
Dallas-Ft. Worth	$138,400	179%	1,381,000	41,988	3.0%	650,000	10,668	1.6%	52,656	2.6%
Houston	$136,400	174%	1,027,000	36,483	3.6%	547,700	13,423	2.5%	49,906	3.2%
Phoenix	$152,500	155%	970,000	48,602	5.0%	360,500	7,071	2.0%	55,673	4.2%
Atlanta	$152,400	181%	1,122,000	55,811	5.0%	467,800	11,446	2.4%	67,257	4.2%
Orlando	$145,100	152%	482,000	23,611	4.9%	201,500	6,172	3.1%	29,783	4.4%
Las Vegas	$179,200	124%	440,000	31,117	7.1%	215,700	6,515	3.0%	37,632	5.7%
Totals	$228,137	132%	15,426,000	382,530	2.5%	10,510,900	120,678	1.1%	503,208	1.9%
Seattle	$268,800	106%	656,000	11,366	1.7%	354,487	3,780	1.1%	15,146	1.5%
Portland	$192,000	125%	561,000	10,169	1.8%	225,335	4,043	1.8%	14,212	1.8%
San Francisco	$566,400	59%	368,000	1,483	0.4%	344,000	1,738	0.5%	3,221	0.5%
Oakland	$399,000	83%	625,000	7,473	1.2%	270,000	3,388	1.3%	10,861	1.2%
San Jose	$473,900	76%	388,000	2,669	0.7%	192,000	3,016	1.6%	5,685	1.0%
Los Angeles	$318,900	84%	1,877,000	10,559	0.6%	1,392,963	10,212	0.7%	20,771	0.6%
Ventura	$388,500	80%	199,000	1,948	1.0%	53,295	1,162	2.2%	3,110	1.2%
Orange	$418,600	78%	628,000	6,466	1.0%	340,800	2,387	0.7%	8,853	0.9%
San Diego	$379,300	73%	664,000	9,290	1.4%	375,664	5,974	1.6%	15,264	1.5%
PNW	$233,398	115%	1,217,000	21,535	1.8%	579,822	7,823	1.3%	29,358	1.6%
No Cal	$464,651	74%	1,381,000	11,625	0.8%	806,000	8,142	1.0%	19,767	0.9%
So Cal	$353,510	81%	3,368,000	28,263	0.8%	2,162,722	19,735	0.9%	47,998	0.9%
ESSEX	$354,735	86%	5,966,000	61,423	1.0%	3,548,543	35,700	1.0%	97,123	1.0%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

Single Family Affordability - Equals the ratio of the **actual Median Household Income to the Income **required** to purchase the Median Priced Home.*

*The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate (5.75%).*

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

Essex Markets Forecast 2004: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*				Job Forecast**		Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock	Est.New Jobs Dec-Dec	% Growth	Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	2,100	0.6%	9,000	1.4%	16,000	1.2%	0% to 1.5%	94.5%
Portland	2,400	1.1%	9,900	1.8%	9,600	1.0%	Flat	93.0%
San Francisco	1,600	0.5%	1,200	0.3%	8,200	0.9%	Flat	95.0%
Oakland	1,800	0.7%	6,100	1.0%	10,700	1.0%	Flat	95.0%
San Jose	2,000	1.0%	2,100	0.5%	6,000	0.7%	Flat	94.0%
Ventura	600	1.2%	2,400	1.2%	3,500	1.3%	2%	95.5%
Los Angeles	7,500	0.5%	8,600	0.5%	36,000	0.9%	2% to 4%	95.5%
Orange	3,200	0.9%	6,200	1.0%	26,500	1.9%	2% to 3%	95.5%
San Diego	4,200	1.1%	9,100	1.4%	25,000	2.0%	3%	95.5%
So. Cal.	**15,500**	**0.7%**	**26,300**	**0.8%**	**91,000**	**1.3%**	**2% to 3%**	**95.5%**

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2004 over the comparable actual figures for December 2003. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2003 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2004. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2004 vs.December 2003 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2004.